FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3. 4. 5. 6.

News Release dated November 25, 2005 (“The Government of Canada and the Province of Nova Scotia Applaud RIM's Expansion to Halifax, Nova Scotia")

News Release dated November 28, 2005 (“Orange France and Research In Motion launch the BlackBerry 8700f: the first EDGE-enabled BlackBerry handheld in Europe")

News Release dated November 29, 2005 (“Cable & Wireless Launches BlackBerry in Panama")

News Release dated November 29, 2005 (“PERSONAL and RIM Introduce BlackBerry to Mobile Professionals in Argentina")

News Release dated November 29, 2005 (“RIM and Movilnet Venezuela to Introduce BlackBerry Solution for EV-DO Network")

News Release dated November 29, 2005 (“RIM and TSTT to Launch BlackBerry in Trinidad and Tobago")

Page No 3 3 2 3 3 3

Document 1

NEWS RELEASE / COMMUNIQUÉ

The Government of Canada and the Province of Nova Scotia Applaud RIM’s Expansion to Halifax, Nova Scotia

HALIFAX, November 25, 2005 – Nova Scotia’s Information Technology (IT) industry is welcoming Research In Motion (RIM), as the company has chosen Halifax as a location of growth with a new 1,200-person technical support operations centre.

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. BlackBerry® is the world leading wireless enterprise solution developed by RIM that keeps mobile professionals connected to people and information.

The company’s expansion was announced today by the Honourable Geoff Regan, Minister of Fisheries and Oceans, Regional Minister for Nova Scotia and MP (Halifax West); the Honourable Scott Brison, Minister of Public Works and Government Services and MP (Kings-Hants); Nova Scotia’s Economic Development Minister Ernest Fage; Jim Balsillie, Chairman and Co-CEO of Research In Motion Ltd., and Stephen Lund, president and CEO of Nova Scotia Business Inc.

“RIM is a signature company for Canadian technology operating a global business from its growing home base in Waterloo, Ontario, and now its new sister city of Halifax,” said Mr. Regan. “The Government of Canada is pleased to support the company’s commitment to grow here in Nova Scotia.”

“Today’s announcement marks a significant addition to Nova Scotia’s already thriving IT and business community,” said Mr. Brison. “We’re proud to be partners with a leading Canadian company such as RIM and a key industry sector in Nova Scotia and proud to have assisted RIM realize its innovative vision for wireless communications.”

The Province of Nova Scotia is supporting the company by investing a maximum $14-million performance-based payroll rebate and a $5-million financial package including recruitment and training incentives.

“RIM has recognized that Halifax enjoys a vibrant and creative IT community and offers an excellent home for its exciting growth potential,” said Mr. Fage. “RIM’s expansion into the province adds to the impressive global activity underway with our highly skilled IT workers and companies in Nova Scotia.”

Since launching BlackBerry in 1999, RIM’s customer base has grown to over 4 million BlackBerry subscribers and is supported on carrier networks around the world.

“Halifax is an excellent fit for RIM and we look forward to recruiting the local team as soon as possible,” said Mr. Balsillie. “RIM believes Nova Scotia’s strong post-secondary research environment and talented IT labour pool will be instrumental in fueling our progress.”

RIM’s Halifax operations will begin in 2006 with RIM hiring up to 1,200 full-time IT positions over a five-year period.  These IT professionals will enjoy RIM’s competitive salary and benefits package while being part of a dynamic company that has created one of the world’s most compelling and rapidly adopted technologies.

“NSBI on behalf of the business and IT communities in Nova Scotia is proud to welcome RIM to the province,” said Mr. Lund. “The reason leading companies like RIM are choosing Nova Scotia is simple: world-class people and competitive business advantages for IT growth.”

Contact:

Renee David
Press Secretary
Public Works and Government Services Canada
(819) 997-5421

Sujata Raisinghani
Press Secretary
Office of the Minister
Fisheries and Oceans Canada
(613) 992-3474

Paul Doucet
Province of Nova Scotia
(902) 424-5174
doucetp@gov.ns.ca

Backgrounder on Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Document 2

November 28, 2005

FOR IMMEDIATE RELEASE

Orange France and Research In Motion launch the BlackBerry 8700f: the first EDGE-enabled BlackBerry handheld in Europe

Paris, France and Waterloo, Canada – Orange France and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the launch of the BlackBerry® 8700f™ in France, the first BlackBerry handheld that is compatible with Orange’s EDGE network.

The BlackBerry 8700f from Orange leverages the advantages of Orange’s high-speed mobile network, the newly optimized BlackBerry handheld platform, as well as a powerful Intel® processor to provide exceptional performance for features such as email, phone, text messaging, Internet, organizer and corporate data applications.

The BlackBerry 8700f is expected to be available for Orange’s enterprise customers in France on December 15th, 2005, with retail availability planned for January. It will be available in other Orange markets across Europe in a phased rollout during 2006.

Enhanced performance:

The new BlackBerry 8700f from Orange is equipped with a powerful Intel® PXA901 processor that incorporates the latest technological advances in wireless communications and features 64 MB of flash memory and 16 MB of SRAM. As a result, users experience significantly faster Web browsing, application performance and attachment viewing as well as larger application and data storage.

The BlackBerry 8700f is also a quad-band device that will function on Orange’s GSM/GPRS/EDGE network. It incorporates high-end phone features such as dedicated ‘end,’ ‘send’ and ‘mute’ keys, as well as call management features such as smart dialing, conference calling, speed dialing and automatic call forwarding. The BlackBerry 8700f also includes Bluetooth® technology and an integrated speaker phone for hands-free use.

Users will be impressed by the high resolution landscape QVGA (320 x 240) LCD screen that supports more than 65,000 colours and uses active matrix transmissive technology to deliver vivid graphics. The BlackBerry 8700f also features intelligent light auto-sensing technology that automatically adjusts the brightness of the LCD and the keyboard to optimize visibility in outdoor, indoor and dark environments.

“The BlackBerry 8700f is a revolutionary mobile communications device that leverages all the benefits of Orange’s high-speed EDGE network. This is a significant innovation and its launch is an important step forward in our strategic relationship with Research In Motion,” said Jean Marie Culpin, Vice President Business Solutions, Orange France. “The EDGE-enabled BlackBerry 8700f from Orange is an excellent choice for our customers who want an unrivalled data and voice experience to keep them connected and productive while they are away from their desk.”

“We are pleased to partner with Orange to launch the BlackBerry 8700f in France,” commented Mike Lazaridis, President and Co-CEO, Research In Motion. “The new BlackBerry 8700f was engineered to provide the ultimate balance of performance, design and function and Orange’s high-speed EDGE network will allow customers to experience the full potential of this device.”

“The BlackBerry 8700f utilizes the Intel XScale® architecture and the Intel PX901 cellular processor to enable exceptional EDGE communications capabilities, as well as industry-leading application performance, without compromising battery life requirements. The Intel XScale architecture provides users of the BlackBerry 8700f with the increased processing power needed to enjoy a rich user experience while running a variety of applications,” said Bernadette Andrietti, Country Manager, Intel France

The breadth of the high-speed mobile network from Orange:

The BlackBerry 8700f, together with the strength of the EDGE network from Orange allows for much faster Internet browsing, application performance, attachment viewing and data transmission.

Thanks to the breadth of its EDGE network, Orange covers more than 90% of companies in France (*INSEE Base of companies of more than 50 employees) and is deployed in more than 40 countries around the world.*

For corporate customers, BlackBerry Enterprise Server™ software, tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Orange

The Orange group is one of the world’s largest mobile communications companies and a subsidiary of the France Telecom group, with operations in 16 countries across Europe and beyond. As at the end of June 2005, Orange had 14.46 million active customers in the UK, and over 21.4 million registered customers in France. As at the end of June 2005, Orange controlled companies had over 56.1 million customers worldwide.

Press Contacts:
Marisa Conway
212-771-3639
mconway@brodeur.com

Hotwire PR for RIM
Tel.: +44 (0)20 7608 2500

Investor Contact:
RIM Investor Relations
(519) 888-7465

*Check with Orange for roaming services.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

November 29, 2005

FOR IMMEDIATE RELEASE

Cable & Wireless Launches BlackBerry in Panama

Panama, Caribbean and Waterloo, Ontario – Cable & Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® wireless solution to Cable & Wireless customers in Panama. Cable & Wireless is offering the Blackberry 7290™, the BlackBerry 7100g™, BlackBerry Internet Service™ and Blackberry Enterprise Server™ v4.0.

The BlackBerry platform, together with the Cable & Wireless GSM/GPRS network, provides mobile professionals and organizations with always-on access to email, phone and data applications from a single device. BlackBerry users can manage their information and communications while on the go. The BlackBerry 7290 and the BlackBerry 7100g deliver an exceptional voice and data experience with quad-band support (850/900/1800/1900 MHz) for domestic and international roaming* and feature Bluetooth® support for headsets and car kits. In addition, both devices feature 32 MB flash memory and 4 MB SRAM. The BlackBerry 7290 incorporates a full QWERTY keyboard with highlighted number keys for easy dialing and typing. The BlackBerry 7100g features SureType™, an innovative keyboard technology that effectively converges a phone keypad and a QWERTY keyboard to fit elegantly within the size constraints of a traditional ‘candy bar’ phone design.

BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise™ and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. The BlackBerry Enterprise Server v4.0 offers exceptional manageability, enhanced security and simplified application development.  For individuals and smaller businesses, BlackBerry Internet Service allows users to access up to ten supported corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

Over four million subscribers use BlackBerry services today around the globe.

About Cable & Wireless

Cable & Wireless is one of the world’s leading international communications companies and the leading provider of communications in the Caribbean. With operations in Anguilla, Antigua & Barbuda, Barbados, Cayman Islands, Dominica, Grenada, Jamaica, Montserrat, St Kitts & Nevis, St Lucia, St Vincent & The Grenadines and Turk & Caicos, the company provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and Internet services. Cable & Wireless’ principal operations are in the United Kingdom, continental Europe, Asia, the Caribbean, Panama and the Middle East. For more information about Cable & Wireless, go to www.cw.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

* Check with Cable & Wireless for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 4

November 29, 2005

FOR IMMEDIATE RELEASE

PERSONAL and RIM Introduce BlackBerry to Mobile Professionals in Argentina

Buenos Aires, Argentina and Waterloo, Ontario – PERSONAL and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to launch the BlackBerry® wireless platform in Argentina. PERSONAL Argentina plans to offer the BlackBerry 7290™, the BlackBerry 7100g™, BlackBerry Enterprise Server™ and BlackBerry Internet Service™ to mobile professionals in Argentina, beginning in early December.

“PERSONAL is the first cellular operator to launch BlackBerry in Argentina. Historically, PERSONAL has been a leader in the introduction of innovative technology in the country, from Turbo Mail to TV Movil. The BlackBerry solution will become a competitive advantage that allows PERSONAL’s customers to improve efficiency in corporate wireless communications,” said PERSONAL General Manager, Guglielmo Noya.

“The popularity of BlackBerry continues to grow around the world and we are extremely pleased to be working with PERSONAL to bring BlackBerry to Argentina,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “BlackBerry offers a unique mobile experience that can significantly enhance flexibility and productivity for individuals and corporations alike.”

The Java-based BlackBerry 7290 and BlackBerry 7100g features include:

- Phone, email, text messaging, browser and organizer applications in a single wireless handheld
- High resolution display that supports more than 65,000 colors while maintaining exceptional battery life
- 32 MB flash memory plus 4 MB SRAM for application and data storage
- Java™development environment for additional applications based on open standards
- Push-based wireless connectivity
- Full-featured connected organizer
- Integrated attachment viewing (including support for popular file formats such as Word, Excel, PowerPoint, WordPerfect, PDF ASCII, JPEG, GIF, BMP, TIFF and PNG)
- Cradle-free wireless synchronization of email and organizer
- Compact form factor with a light and comfortable feel
- Bluetooth®support for wireless headsets and car kits
- Quad-band support for 850/900/1800/1900 MHz GSM/GPRS wireless networks around the world

The BlackBerry 7100g also incorporates SureType™ keyboard technology. SureType effectively converges a phone keypad and a QWERTY keyboard to fit elegantly within the size of a traditional wireless phone design. Through an integrated keyboard and software system, SureType provides users with an instinctively familiar look and feel and enables them to dial phone numbers and type messages quickly, accurately and comfortably.

For corporate customers, BlackBerry Enterprise Server™ tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise™ enterprise systems to enable secure, push-based, wireless access to e-mail and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

There are currently more than four million BlackBerry subscribers around the globe.

About PERSONAL

PERSONAL is one of the main cellular operators in Argentina, with 5 million customers in the country.
PERSONAL offers mobile services trough TDMA and GSM technologies. The company is in operation since 1996 and its main shareholder is Telecom Argentina S.A.

PERSONAL offers innovative cellular services such us Virtual Private Networks, wireless High Speed connection (GPRS and EDGE), MMS, Mobile TV with on line streaming, video download, corporate email, ringback tones and m-commerce solutions. Additionally, PERSONAL has local and international strategic alliances and commercial agreements that allow the company to offer exclusive services to its customers.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Sabrina Romero
PERSONAL, Telecom Argentina
(54 11) 4968-3204/6556/4018
prensa_de_personal@ta.telecom.com.ar

Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 5

November 29, 2005

FOR IMMEDIATE RELEASE

RIM and Movilnet Venezuela To Introduce BlackBerry Solution for EV-DO Network

Caracas, Venezuela and Waterloo, Ontario – Telecomunicaciones Movilnet CA (Movilnet Venezuela) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to introduce the BlackBerry® wireless solution to mobile professionals in Venezuela. Movilnet Venezuela will offer BlackBerry services on its EV-DO and CDMA1X networks with support for both BlackBerry Enterprise Server™ and BlackBerry Internet Service™.

Movilnet will become the first wireless operator to offer the innovative BlackBerry wireless solution in Venezuela. Commercial launch of the BlackBerry solution is expected in the coming weeks.

For corporate customers, BlackBerry Enterprise Server™ tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise™ enterprise systems to enable secure, push-based, wireless access to e-mail and other corporate data.

BlackBerry Enterprise Server v4.0 sets the standard for secure wireless data access with advanced encryption features, including support for Triple DES, AES and content protection on the handheld device.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

About Movilnet Venezuela

TELECOMUNICACIONES MOVILNET is the leading Digital Wireless Communications provider in Venezuela. It is wholly owned by Compañía Anónima Nacional Telefónos de Venezuela (CANTV), the leading telecommunications services provider in Venezuela with over 3 million fixed access lines in service, over 4 million mobile subscribers and almost 262 thousand broadband subscribers as of September 30, 2005. Cantv’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.8% (Class C Shares) and the remaining 58.1% of the capital stock is held by public and other stockholders.

Cantv’s stock is traded in the Caracas Stock exchange and has an ADR program in the NYSE (NYSE: VNT).

In 2005, Movilnet became the first operator in Venezuela and the second operator in Latin America to launch an Ev-DO network, which currently offers the broadest 3G coverage in Venezuela. For more information, visit www.movilnet.com.ve or www.cantv.com.ve.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, Research In Motion provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. Research In Motion technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research In Motion’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the Research In Motion Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, Research In Motion operates offices in North America, Europe and Asia Pacific. Research In Motion is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-36339
mconway@brodeur.com

CANTV Investor Relations:
Name: Gregorio Tomassi
Title: Head of Investor Relations
Company: CANTV
Phone: + 58 (212) 500-1831
Email: invest@cantv.com.ve

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 6

November 29, 2005

FOR IMMEDIATE RELEASE

RIM and TSTT to launch BlackBerry in Trinidad and Tobago

Port of Spain, Trinidad and Waterloo, Ontario – Telecommunications Services of Trinidad and Tobago (TSTT) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to launch the BlackBerry® wireless solution next month in Trinidad and Tobago, one of the key commercial hubs in the Caribbean, TSTT will offer the Blackberry 7290™, the BlackBerry 7100g™, BlackBerry Enterprise Server™ v4.0 and BlackBerry Internet Service™ in conjunction with TSTT’s world-class GSM/GPRS mobile network.

“BlackBerry is an important addition to our portfolio of solutions,” said Carlos Espinal, Chief Executive Officer at TSTT. “TSTT operates the country’s largest and most advanced mobile network and business leaders across all sectors in Trinidad and Tobago rely on us to provide them with leading communications and productivity solutions. This will give TSTT’s customers wireless data services that are superior to anything else available in Trinidad and Tobago.” “

We are very pleased to be working with TSTT to bring BlackBerry to this important regional market,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “BlackBerry will enable greater mobility and productivity for government, corporate and individual customers in Trinidad and Tobago.”

The BlackBerry 7290 and BlackBerry 7100g are both quad band mobile devices (850, 900, 1800 and 1900 MHz) that support wireless access to email, phone, organizer, Internet browser, text messaging and corporate data applications. Both devices incorporate Bluetooth® support for hands-free calls with a wireless headset or car kit.  The BlackBerry 7290 features a full QWERTY keyboard while the BlackBerry 7100g features the popular SureType™ keyboard technology that effectively converges a phone keypad and a QWERTY keyboard to fit elegantly within the size constraints of a traditional ‘candy bar’ phone design.  Both devices also enable intuitive navigation for easy handling on the go.

“Being the first to bring BlackBerry to Trinidad and Tobago solidifies TSTT’s position as the industry leader for communications technology in the country. Putting the best-in-class services and technology of BlackBerry into the hands of mobile professionals will further fuel T&T’s strong economic performance and unearth new commercial opportunities” said Espinal.

For corporate customers, BlackBerry Enterprise Server™ tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise™ enterprise systems to enable secure, push-based, wireless access to e-mail and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact
Marisa Conway
Brodeur for RIM
+1 (212) 771-3639
mconway@brodeur.com

Camille Salandy
Manager, Corporate Communications
Telecommunications Services of Trinidad and Tobago Limited
TSTT House, 1 Edward Street
Port of Spain
T 868 625 3333
F 868 623 3836
CFSaland@tstt.co.tt
www.tstt.co.tt

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	November 29, 2005	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance